Talcott Resolution Life and Annuity Insurance Company
Talcott Resolution Life and Annuity Insurance Company Separate Account One:
Director Select Outlook Series II/IIR

Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Two:
Director Select Plus Series II/IIR
Director Select Outlook Series II/IIR
Director Select Plus Series I/IR
Director Select Outlook Series I/IR

Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Three:
The Director M Select Plus
The Director M Select Outlook

Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Seven:
Leaders Select Series II
Leaders Select Outlook Series II
Leaders Select Plus Series I

Talcott Resolution Life and Annuity Insurance Company
Talcott Resolution Life and Annuity Insurance Company Separate Account Seven:
Personal Retirement Manager Select Series III
Personal Retirement Manager Select Series II
Personal Retirement Manager Select Series I
Leaders Select Series III

December 1, 2022 update to product notice dated May 2, 2022

This update is for informational purposes and requires no action on your part.

At a meeting held on November 15-16, 2022, the Board of Trustees of the Allspring Variable Trust Funds approved the following name change effective on or about May 1, 2023:

Current Fund Name	New Fund Name effective on or about May 1, 2023:
Allspring VT Omega Growth Fund	Allspring VT Discovery All Cap Growth Fund
This update should be retained for future reference.
HV-7950